                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               GENSYM CORPORATION
                               -------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    37245R107
                                    ---------
                                 (CUSIP Number)

                                 Johan Magnusson
                              Rocket Software, Inc.
                               2 Apple Hill Drive
                                Natick, MA 01760
                                  508-652-2102
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 AUGUST 14, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13(d)(7) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37245R107.

--------------------------------------------------------------------------------
1.  Names of Reporting Persons            Rocket Software, Inc.
    I.R.S. Identification Nos.            (I.R.S. Identification No. 04-3090800)
    of Above Persons
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)  (a)  [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                   WC
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant        [_]
    to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                          Massachusetts
--------------------------------------------------------------------------------
  Number of        (7) Sole Voting Power                                 None
    Shares        --------------------------------------------------------------
 Beneficially      (8) Shared Voting Power        200,000 shares - See Item 5(b)
  Owned by        --------------------------------------------------------------
    Each           (9) Sole Dispositive Power                            None
  Reporting       --------------------------------------------------------------
 Person With      (10) Shared Dispositive Power   200,000 shares - See Item 5(b)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned           200,000 shares - See Item 5(b)
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     3.09%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                              CO
--------------------------------------------------------------------------------

CUSIP No. 37245R107.

--------------------------------------------------------------------------------
1.  Names of Reporting Persons                                   Andrew Youniss
    I.R.S. Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)   (a) [x]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                   AF, PF
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant        [_]
    to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
  Number of        (7) Sole Voting Power            1,500 shares - See Item 5(b)
    Shares        --------------------------------------------------------------
 Beneficially      (8) Shared Voting Power        200,000 shares - See Item 5(b)
  Owned by        --------------------------------------------------------------
    Each           (9) Sole Dispositive Power       1,500 shares - See Item 5(b)
  Reporting       --------------------------------------------------------------
 Person With      (10) Shared Dispositive Power   200,000 shares - See Item 5(b)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned           201,500 shares - See Item 5(b)
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     3.12%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

CUSIP No. 37245R107.

--------------------------------------------------------------------------------
1.  Names of Reporting Persons                                 Johan Magnusson
     I.R.S. Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [x]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                   AF, PF
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant       [_]
    to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                                Sweden
--------------------------------------------------------------------------------
  Number of         (7) Sole Voting Power         335,600 shares - See Item 5(b)
    Shares          ------------------------------------------------------------
 Beneficially       (8) Shared Voting Power       200,000 shares - See Item 5(b)
  Owned by          ------------------------------------------------------------
    Each            (9) Sole Dispositive Power    335,600 shares - See Item 5(b)
  Reporting         ------------------------------------------------------------
 Person With       (10) Shared Dispositive Power  200,000 shares - See Item 5(b)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned           535,600 shares - See Item 5(b)
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                    [_]
    Certain Shares
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                   8.28%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                            IN
--------------------------------------------------------------------------------

CUSIP No. 37245R107

--------------------------------------------------------------------------------
1.  Names of Reporting Persons                                   Matthew Kelley
     I.R.S. Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)  (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                       AF
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant       [_]
    to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
  Number of        (7) Sole Voting Power                                   None
   Shares         --------------------------------------------------------------
 Beneficially      (8) Shared Voting Power       200,000 shares - See Item 5(b)
  Owned by        --------------------------------------------------------------
    Each           (9) Sole Dispositive Power                              None
  Reporting       --------------------------------------------------------------
 Person With      (10) Shared Dispositive Power  200,000 shares - See Item 5(b)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned          200,000 shares - See Item 5(b)
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                     [_]
    Certain Shares
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                   3.09%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                            IN
--------------------------------------------------------------------------------

         The Statement on Schedule 13D dated July 27, 2001 (the "Original Statement"), by Rocket Software, Inc. ("Rocket"), Johan Magnusson, Andrew Youniss, and Matthew Kelley, as amended and supplemented by the amendment dated August 7, 2001, is hereby amended and supplemented as follows:

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Original Statement is hereby supplemented as follows:

            On August 14, 2001, Rocket caused its attorneys to file a complaint in Superior Court in Middlesex County, Boston, Massachusetts, in the form attached hereto as EXHIBIT F, against Gensym Corporation ("Gensym"), to recover a loan provided to Gensym on July 27, 2001, in the aggregate principal amount of $300,000, together with all interest thereon.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            The following document is filed as an exhibit to this statement:

            EXHIBIT F             Complaint, filed on behalf of Rocket
                                  Software, Inc., by its attorneys, Lucash, Gesmer & Updegrove, LLP, against Gensym
                                  Corporation, on August 14, 2001.

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                                     ROCKET SOFTWARE, INC.


         August 16, 2001                         By: /s/ Andrew Youniss
         ---------------------------                 ---------------------------
         (Date)                                      Andrew Youniss, President


         August 16, 2001                             /s/ Andrew Youniss
         ---------------------------                 ---------------------------
         (Date)                                      Andrew Youniss


         August 16, 2001                             /s/ Johan Magnusson
         ---------------------------                 ---------------------------
         (Date)                                      Johan Magnusson


         August 16, 2001                             /s/ Matthew Kelley
         ---------------------------                 ---------------------------
         (Date)                                      Matthew Kelley

                                                                     EXHIBIT F
                          COMMONWEALTH OF MASSACHUSETTS

Middlesex, ss.                                       SUPERIOR COURT DEPARTMENT
                                                     OF THE TRIAL COURT
                                                     CIVIL ACTION NO.


---------------------------------------------

ROCKET SOFTWARE, INC.,

                          Plaintiff,

v.

GENSYM CORPORATION,

                          Defendant.

---------------------------------------------

                                    COMPLAINT

                                  INTRODUCTION

    1. This is an action for breach of contract, seeking to recover moneys due on a loan made by plaintiff Rocket Software, Inc. to defendant Gensym Corporation.

                                     PARTIES

    2. Plaintiff Rocket Software, Inc. ("Rocket") is a Massachusetts corporation with a principal place of business in Natick, Massachusetts.

    3. Defendant Gensym Corporation ("Gensym") is a Delaware corporation with a principal place of business in Burlington, Massachusetts.

                               FACTUAL BACKGROUND

    4. Rocket is a software company, which entered into negotiations with Gensym to acquire Gensym.

    5. On or about July 27, 2001, Rocket entered into a contract to loan $300,000 to Gensym.

    6. The purpose of the loan was to facilitate the negotiation of the sale of Gensym to Rocket. The $300,000 was not lent to Gensym to fund its ongoing business operations in the absence of such negotiations.

    7. The $300,000 was also subject to repayment on demand by Rocket.

    8. On August 6, 2001, following changes in the composition of senior management of Gensym, the new senior management publicly announced that it was no longer interested in pursuing the proposed transaction with Rocket or any other third party, but would instead seek to keep Gensym independent.

    9. In accordance with the terms of the loan, on August 7, 2001, Rocket demanded repayment of the $300,000 plus any applicable interest.

    10. To date, Gensym has failed to repay any portion of the $300,000 or interest to Rocket.

                          COUNT I (BREACH OF CONTRACT)

    11. Rocket reasserts and realleges the foregoing allegations as if fully set forth below.

    12. Rocket and Gensym entered into a valid and binding contract, whereby Rocket provided a loan to Gensym in the amount of $300,000.

    13. Rocket fully performed its obligations under the contract.

    14. Gensym materially breached this contract by failing to repay Rocket the $300,000 plus interest when demanded.

    15. Rocket has been harmed as a direct and proximate result of Gensym's breach.

                                  JURY DEMAND

    Rocket hereby demands a jury trial for all issues.

    WHEREFORE, Rocket requests that this Court enter a judgment for Rocket against Gensym, awarding Rocket its damages, costs, and all other relief that this Court deems just and proper.


                                            ROCKET SOFTWARE, INC.

                                            By its attorneys,


                                            /s/ Ashish Mahendru
                                            ----------------------------
                                            Joseph J. Laferrera (BBO #564572)
                                            Ashish Mahendru (BBO #647661)
                                            Lucash, Gesmer & Updegrove, LLP
                                            40 Broad Street
                                            Boston, Massachusetts 02109
                                            (617) 350-6800

Date: August 14, 2001





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